CARGO CONNECTION LOGISTICS HOLDING, INC.
                               600 Bayview Avenue
                             Inwood, New York 11096

                                                     May 9, 2007

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re: Request for Withdrawal of Registration Statement on Form SB-2 File No. 333-131825
                  Initially filed February 14, 2006

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Cargo Connection Logistics Holding, Inc. (the "Company") hereby makes application to withdraw the Company's Registration Statement on Form SB-2 (File No. 333-131825), together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement originally was filed with the Securities and Exchange Commission (the "Commission") on February 14, 2006, and an amendment to the Registration Statement was filed with the Commission on July 18, 2006. The Registration Statement has not been declared effective, and no securities have been offered or sold under the Registration Statement.

         The Company and the selling stockholders named in the Registration Statement have determined that it is not in the best interests of the Company or the selling stockholders to undertake the offering contemplated by the Registration Statement at this time.

         The Company's management believes that the Commission's approval of this application would be consistent with the public interest and the protection of investors.

         Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

                                      Very truly yours,

                                      CARGO CONNECTION
                                      LOGISTICS HOLDING, INC.


                                  By:         /s/ Scott Goodman
                                      ----------------------------------------
                                      Name:   Scott Goodman
                                      Title:  Chief Financial Officer